 AMENDMENT to the
ADVISORY CONTRACT
Effective November 10, 2009

This Amendment dated November 10, 2009 to the Advisory Contract dated October 5, 1999 between Quantitative Investment Advisors, Inc. and Polaris Capital Management, Inc., is effective for the period January 1, 2009 to December 31, 2010.  Paragraph 3 of the Advisory Contract is replaced in its entirety with the paragraph below.

3.           COMPENSATION TO BE PAID BY THE MANAGER TO THE ADVISOR.

The Manager will pay to the Advisor, as compensation for the Advisor's services rendered and for the expenses borne by the Advisor pursuant to Section 1, a fee “Existing Fee Structure”, computed and paid monthly at the annual rate of:

0.35% of the first $35 million
0.40% of amounts in excess of $35 million but less than $200 million
0.50% of amounts in excess of $200 million average daily total net assets

For the 12 month period January 1, 2009 through December 31, 2009 the fees will be calculated and accrued in accordance with the Existing Fee Structure, but paid as follows:

0.35% of the first $35 million
0.40% of amounts in excess of $35 million but less than $300 million
0.50% of amounts in excess of $300 million average daily total net assets

For the 12 month period January 1, 2010 to December 31, 2010, the fees to be paid will be calculated and paid in accordance with the Existing Fee Structure. In addition, those fees accrued but not paid during January 1, 2009 through December 31, 2009, will be paid to Polaris on a quarterly basis throughout 2010, or earlier at the discretion of the Manager.

Such fee shall be paid by the Manager and not by the Fund out of the management fee paid by the Trust to the Manager pursuant to the Management Contract between the Manager and the Trust or out of any other funds available to the Manager.  Such average daily net asset value of the Fund shall be determined by taking an average of all the determinations of such net asset value during such month at the close of business on each business day, and for non-business days, the net asset value determined on the previous business day, during such month while this Contract is in effect.  Such fee shall be payable for each month within 30 days after the end of each month.

If the Advisor shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

IN WITNESS WHEREOF, Quantitative Investment Advisors, Inc. (d/b/a Quantitative Advisors) and Polaris Capital Management, LLC have each caused this amendment to be executed by their duly authorized officers.

QUANTITATIVE INVESTMENT ADVISORS, INC.

By: /s/ Willard L. Umphrey
Willard L. Umphrey
President

POLARIS CAPITAL MANAGEMENT, LLC
Successor to Polaris Capital Management, Inc. effective December 14, 2007

By:  /s/ Bernard Horn, Jr.